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Exhibit 7.2

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of Swedish Accounting Principles

	Year Ended December 31,
	2001	2000	1999	1998	1997
Fixed Charges:
Interest expenses	6,081.0	6,451.8	5,174.5	5,305.5	4,906.9
Earnings:
Net profit	540.7	601.8	600.4	667.9	709.6
Taxes	188.3	228.1	226.4	253.6	217.9
Fixed charges	6,081.0	6,451.6	5,174.5	5,305.5	4,906.9

	6,810.0	7,281.5	6,001.3	6,227.0	5,834.4

Ratio of earnings to fixed charges	1.12	1.13	1.16	1.17	1.19

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  Exhibit 7.2